                                                                      EXHIBIT 20

FORTUNE                                                             NEWS RELEASE
  BRANDS                                                            NEWS RELEASE
                                                                    NEWS RELEASE
----------------------------------------------------------------
Fortune Brands, Inc., 300 Tower Parkway, Lincolnshire, IL  60069


Contact:
Media Relations:                    Investor Relations:
Clarkson Hine                       Anthony J. Diaz
(847) 484-4415                      (847) 484-4410


      FORTUNE BRANDS REPORTS SOLID THIRD QUARTER RESULTS

          o    Diluted EPS Up 18% to a Record
          o    Solid Growth in Home & Hardware, Spirits & Wine and Golf

Lincolnshire, IL, October 18, 2001 - Fortune Brands, Inc. (NYSE: FO), a leading consumer brands company, today reported diluted earnings per share of 60 cents per share for the third quarter of 2001, up 18% from 51 cents a year ago.

Reported sales of $1.5 billion increased 5%. On a comparable basis - excluding adverse foreign exchange, excise taxes and sales of ABSOLUT vodka that the company is recording on an interim basis - sales were approximately even with a year ago. The company's three most profitable businesses - home & hardware, spirits & wine and golf - all posted higher sales and profits in the quarter. Operating company contribution of $199 million was off 2% from last year's record level and flat on a constant currency basis, primarily due to particularly weak economic conditions affecting the office products segment. Excluding the benefit of lower goodwill amortization and the adverse impact of foreign exchange, EPS grew 16%. Reported net income of $93 million increased 27% from $73 million a year ago.

"Despite the economic challenges that persisted throughout the third quarter, the strength of our leading consumer brands and the success of our strategy drove Fortune Brands to another quarter of consistent performance that once again outperformed many competitors," said Fortune Brands Chairman & CEO Norm Wesley. "Our results benefited from our sustained brand investments that helped generate solid demand for a broad range of products, including Moen faucets, our cabinet brands, Titleist golf balls and our premium spirits and wines. We grew earnings per share even further with the immediate success of our strategic alliance with ABSOLUT vodka, our aggressive company-wide cost containment, sweeping supply chain improvements, reduced shares outstanding and the benefit of lower borrowing costs.

"We were pleased by our progress and broad-based growth in the quarter, including renewed momentum in golf," Wesley added. "And while the results don't yet show it, we're making significant progress repositioning our office products business."

                                     (more)
                             www.fortunebrands.com

Fortune Brands Reports Solid Third Quarter Results, Page 2


The company announced that it more than doubled its year 2001 share repurchases in the past three months for a total of more than 5.8 million shares year-to-date. Since January of 1999, the company has bought back nearly 27 million shares, or 16% of shares outstanding.

                       Fourth Quarter & Full-Year Outlook
                       ----------------------------------

"While obvious uncertainty continues to surround the economy, we feel well positioned to navigate this challenging environment," Wesley added. "In addition to the factors that helped us deliver in the third quarter, the substantially stronger balance sheet we carry into the fourth quarter further enhances our confidence. For the fourth quarter, Wall Street securities analysts currently estimate our earnings per share will be in a range of 71 to 83 cents, against 71 cents a year ago. Even with dilution from the sale of the U.K. Scotch business, we're targeting fourth quarter performance in that range. Looking to the full year, we're continuing to target performance in the range of analysts' estimates. The current analyst range would put our diluted earnings per share between $2.30 and $2.45 against $2.29 last year, and our current target is in that full-year range."

                                                                 * * *
Fortune Brands, Inc. is a consumer products company with annual sales exceeding $5.6 billion. Its operating companies have premier brands and leading market positions in home and hardware products, office products, golf equipment and spirits and wine. Home and hardware brands include Moen faucets, Aristokraft and Schrock cabinets, Master locks and Waterloo tool storage sold by units of MasterBrand Industries, Inc. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbons, DeKuyper cordials, The Dalmore single malt Scotch, Vox vodka and Geyser Peak and Canyon Road wines. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Office brands include Day-Timer, Swingline, Kensington and Wilson Jones sold by units of ACCO World Corporation. Fortune Brands, headquartered in Lincolnshire, Illinois, is traded on the New York Stock Exchange under the ticker symbol FO and is included in the S&P 500 Index.

To receive company news releases by e-mail, please visit www.fortunebrands.com.

                                                                 * * *
This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, changes in interest rates, competitive product and pricing pressures, trade consolidations, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation,

                                     (more)
                             www.fortunebrands.com

Fortune Brands Reports Solid Third Quarter Results, Page 3


changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, challenges in the integration of acquisitions and joint ventures, risks associated with the Company's implementation of the repositioning plan for ACCO World Corporation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                                      # # #

                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)



                                           Three Months Ended September 30,
                                           2001        2000        % Change
Net Sales*                               1,472.3     1,397.5         5.4

    Cost of goods sold                     826.0       746.9        10.6

    Excise taxes on spirits and wine        93.8        83.7        12.1

    Advertising, selling, general
         and administrative expenses*      363.7       372.5        (2.4)

    Amortization of intangibles             15.9        19.8       (19.7)

    Restructuring and other
          nonrecurring charges                --        12.3          --

    Interest expense                        20.2        34.8       (42.0)

    Other (income) expense, net**           (6.5)        1.6          --

Income (Loss) Before Taxes                 159.2       125.9        26.4

    Income taxes                            62.5        51.5        21.4

    Minority interests                       3.9         1.1          --

Net Income (Loss)                           92.8        73.3        26.6

Earnings Per Common Share

    Basic
    Income from operations                  0.61        0.52        17.3


    Restructuring and other
         nonrecurring charges                 --       (0.05)         --

    Net Income (loss)                       0.61        0.47        29.8

    Diluted

    Income from operations                  0.60        0.51        17.6


    Restructuring and other
         nonrecurring charges                 --       (0.05)         --

    Net Income (loss)                       0.60        0.46        30.4

Avg. Common Shares Outstanding
    Basic                                  151.6       156.5        (3.1)
    Diluted                                155.4       158.8        (2.1)


* Prior periods restated to reflect the January 1, 2001 required adoption of issue No. 00-22 relating to the classification of certain sales incentives. This reclassification does not result in a change in the Company's earnings or earnings per common share.

** Prior periods restated to exclude minority interests now classified separately.

                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME

                     (In millions, except per share amounts)
                                   (Unaudited)


                                         Nine Months Ended September 30,
                                          2001      2000         % Change
Net Sales*                               4,206.7     4,251.5        (1.1)

    Cost of goods sold                   2,282.9     2,260.1         1.0

    Excise taxes on spirits and wine       265.2       254.3         4.3

    Advertising, selling, general
         and administrative expenses*    1,110.7     1,144.2        (2.9)

    Amortization of intangibles             47.4        59.6       (20.5)

    Restructuring and other
          nonrecurring charges              42.3        30.4        39.1

    Interest expense                        79.1       100.5       (21.3)

    Other (income) expense, net**           (9.2)        2.8          --

Income (Loss) Before Taxes                 388.3       399.6        (2.8)

    Income taxes                           123.8       161.1       (23.2)

    Minority interests                       7.3         3.5          --

Net Income (Loss)                          257.2       235.0         9.4

Earnings Per Common Share

    Basic
    Income from operations                  1.66        1.60         3.8

    Reversal of prior year tax
        reserve no longer required          0.20          --          --

    Restructuring and other
         nonrecurring charges              (0.18)      (0.12)      (50.0)

    Net Income (loss)                       1.68        1.48        13.5

    Diluted

    Income from operations                  1.63        1.58         3.2

    Reversal of prior year tax
        reserve no longer required          0.20          --          --

    Restructuring and other
         nonrecurring charges              (0.18)      (0.12)      (50.0)

    Net Income (loss)                       1.65        1.46        13.0

 Avg. Common Shares Outstanding

     Basic                                 152.7       158.6        (3.7)
     Diluted                               156.1       161.0        (3.0)

 Actual Common Shares Outstanding
     Basic                                 149.7       155.8        (3.9)
     Diluted                               152.9       158.4        (3.5)

* Prior periods restated to reflect the January 1, 2001 required adoption of issue No. 00-22 relating to the classification of certain sales incentives. This reclassification does not result in a change in the Company's earnings or earnings per common share.

** Prior periods restated to exclude minority interests now classified separately.

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)
                                   (Unaudited)

SEGMENT DATA


                                    Three Months Ended                       Nine Months Ended
                                       September 30,                         September 30,
                                      2001      2000     % Change     2001      2000         % Change
Net Sales*
Home Products                      $  539.3   $  528.5        2.0   $1,548.0   $1,553.0        (0.3)

Office Products                       321.5      365.4      (12.0)     911.5    1,027.9       (11.3)

Golf Products                         218.3      212.0        3.0      772.9      805.6        (4.1)

Spirits and Wine                      393.2      291.6       34.8      974.3      865.0        12.6

Total                              $1,472.3   $1,397.5        5.4   $4,206.7   $4,251.5        (1.1)

Operating Company Contribution**

Home Products                      $   87.6   $   84.1        4.2   $  225.9   $  241.2        (6.3)

Office Products                        13.3       23.2      (42.7)      27.9       49.2       (43.3)


Golf Products                          25.8       25.5        1.2      117.6      137.9       (14.7)

Spirits and Wine                       72.7       71.2        2.1      206.6      196.7         5.0


Total                              $  199.4   $  204.0       (2.3)    $578.0     $625.0        (7.5)


* Prior periods restated to reflect the January 1, 2001 required adoption of issue No. 00-22 relating to the classification of certain sales incentives. This reclassification does not result in a change in the Company's operating company contribution, earnings, or earnings per common share.

** Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, amortization of intangibles, corporate administrative expense, interest and related expenses, other (income) expense, net, income taxes and minority interests.

INCOME FROM OPERATIONS BEFORE NET GAINS & CHARGES

The following sets forth income from operations before net gains & charges, which in 2001, represents income before the $42.3 million ($27.8 million after tax) restructuring and other nonrecurring charges and a $31.0 million tax reserve reversal taken in the nine-month period ended September 30, 2001.

In addition, the following sets forth income from operations before net gains & charges in 2000, which represents income before the $12.3 million ($7.7 million after tax) and $30.4 million ($19.2 million after tax) restructuring and other nonrecurring charges taken in the three-month and nine-month periods ended September 30, 2000, respectively.

                                                Three Months Ended September 30,
                                                      2001    2000     % Change

Income from Operations Before Net Gains & Charges $ 92.8 $ 81.0 14.6 Earnings Per Common Share
Basic                                               $ 0.61   $ 0.52     17.3
Diluted                                               0.60     0.51     17.6


                                                 Nine Months Ended September 30,
                                                    2001     2000       % Change

Income from Operations Before Net Gains & Charges   $254.1   $254.2       --
Earnings Per Common Share
Basic                                               $ 1.66   $ 1.60      3.8
Diluted                                               1.63     1.58      3.2

RESTRUCTURING AND OTHER NONRECURRING CHARGES

In connection with the repositioning of the office segment, the Company recorded pre-tax restructuring and nonrecurring charges of $42.3 million in the nine-month period ended September 30, 2001. The charges principally relate to product line discontinuations, rationalization of operations, and expenses associated with the exploration of strategic options for the business.

                                Nine Months Ended
                               September 30, 2001
                     (In millions, except per share amounts)

                                                      Nonrecurring
                            Restructuring    Cost of Sales       SG & A    Total
                                                Charges         Charges
Office Products                 $12.0           $17.8             $12.5    $42.3
            Total               $12.0           $17.8             $12.5    $42.3

Income Tax Benefit                                                          14.5
Net Charge                                                                 $27.8

Charge Per Common Share

Basic                                                                      $0.18
Diluted                                                                    $0.18


                              FORTUNE BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                           September 30,  December 31,
                                              2001          2000
                                          (Unaudited)
Assets
   Current assets
      Cash and cash equivalents           $   64.7       $   20.9
      Accounts receivable, net               946.2          952.1
      Inventories                          1,014.3        1,079.2
      Other current assets                   226.7          212.3

         Total current assets              2,251.9        2,264.5

   Property, plant and equipment, net      1,208.5        1,205.1
   Intangibles resulting from
     business acquisitions, net            1,946.9        1,989.4
   Other assets                              344.1          305.1

         Total assets                     $5,751.4       $5,764.1

Liabilities and Stockholders' Equity

   Current liabilities

      Short-term debt                     $  311.0       $  793.6
      Current portion of long-term debt        1.3           12.4
      Other current liabilities            1,409.2        1,233.9

         Total current liabilities         1,721.5        2,039.9

   Long-term debt                            951.2        1,151.8
   Other long-term liabilities*              602.3          422.1
   Minority interests                        390.3           14.4

         Total liabilities                 3,665.3        3,628.2

   Stockholders' equity                    2,086.1        2,135.9

         Total liabilities and
           stockholders' equity           $5,751.4       $5,764.1

* Prior period restated to exclude minority interests now classified separately.